Exhibit 99.1

Safe Bulkers, Inc. Reports Second Quarter and First Half 2010 Results and Declares Quarterly Dividend

Athens, Greece – July 27, 2010 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months periods ended June 30, 2010. The Company also declared a quarterly dividend of $0.15 per share for the second quarter of 2010.

Summary of Second Quarter 2010 Results

•

Net revenue for the second quarter of 2010 decreased by 8% to $40.6 million from $44.3 million during the same period in 2009. The Company operated 14.93 vessels on average during the second quarter of 2010, earning a Time Charter Equivalent (“TCE”)1 rate of $29,706, compared to 13 vessels and a TCE rate of $37,555 during the second quarter of 2009.  The decrease in the TCE rate resulted mainly from lower time charter rates.

•

Net income for the second quarter of 2010 was $24.4 million , a decrease of 58% from net income of $58.1 million in the second quarter of 2009. The decrease of $33.7 million in net income is mainly attributed to: (i) early redelivery income of $1.8 million, compared to $42.4 million, (ii) zero loss on asset cancellations, compared to $20.7 million loss related to our cancellation of certain newbuilds, (iii) loss on derivatives of $4.9 million, compared to gain of $5.1 million and (iv) net revenue of $40.6 million compared to $44.3 million. Earnings per share were $0.37 in the second quarter of 2010 compared to $1.07 in the second quarter 2009, calculated on 65,870,573 and 54,510,002 weighted average number of shares respectively.

•

EBITDA2 of $29.8 million for the second quarter of 2010 , a decrease of 54% from $64.3 million in the second quarter of 2009, mainly due to lower net income as described above.

•

Declaration of a dividend of $0.15 per share for the second quarter of 2010.

Summary of First Half 2010 Results

•

Net revenue for the first half of 2010 decreased by 18% to $74.9 million from $91.1 million during the same period in 2009.  The Company operated 14.02 vessels on average during the first half of 2010, earning a TCE rate of $29,572, compared to 12.77 vessels and a TCE rate of $39,479 during the first half of 2009.

•

Net income for the first half of 2010 was $56.5 million, a decrease of 53% from net income of $120.1 million in the first half of 2009.   The decrease of $63.6 million in net income is mainly attributed to: (i) early redelivery income of $0.3 million, compared to $72.1 million, (ii) zero loss on asset cancellations compared to $20.7 million, (iii) gain on sale of assets of $15.2 million, compared to none, (iv) net revenue of $74.9 million compared to $91.1 million, and (v) loss on derivatives of $9.1 million, compared to gain of $2.8 million.  Earnings per share for the first half of 2010 was $0.93 compared to $2.20 in the first half of 2009, calculated on 60,681,831 and 54,508,235 weighted average number of shares respectively.

•

EBITDA of $66.9 million for the first half of 2010 , a decrease of 50% from $132.7 million in the first half of 2009, mainly due to lower net income as described above.

Fleet and Employment Profile

The Company’s operational fleet as of June 30, 2010 was comprised of 15 drybulk vessels with an average age of 3.55 years. The Company has contracted for seven additional drybulk newbuild vessels with deliveries scheduled at various times through 2013. The newbuilds consist of three Post-Panamax, two Kamsarmax, one Panamax and one Capesize vessels.

In July 2010, we entered into a shipbuilding contract for the construction of a 76,000 dwt, Panamax-class, Chinese-built vessel, with expected delivery date in 2013.

As of July 26, 2010, the contracted employment of the Company’s fleet is 88% of fleet ownership days for the remaining days of 2010, 61% for 2011 and 53% for 2012, including vessels which will be delivered to us in the future.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.15 per share payable on or about August 27, 2010 to shareholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange (“NYSE”) on August 20, 2010.

The Company has 65,872,695 shares of common stock outstanding as of today.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Management Commentary

Dr Loukas Barmparis, President of the Company, said: “During this quarter, we have maintained our basic policies, while continuing our monitoring of market conditions, which resulted to the acquisition of a new Panamax vessel and consequent expansion of our fleet to 22 vessels by 2013. We have maintained a high charter coverage which we believe will provide stability to our future cash flows and we have declared a dividend for the 9th consecutive quarter in line with our policy to pay out a portion of our free cash flows.”

Conference Call

On Wednesday, July 28, 2010 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 4, 2010 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2010 Results

Net income decreased by 58% to $24.4 million for the second quarter of 2010 from $58.1 million for the second quarter of 2009. This decrease is attributable to the following factors:

Net revenues: Net revenues were $40.6 million for the second quarter of 2010, a 8% decrease compared to $44.3 million for the second quarter in 2009. Net revenues decreased due to lower time charter rates.

Vessel operating expenses: Vessel operating expenses increased to $5.9 million for the second quarter of 2010, a 28% increase compared to $4.6 million for the same period in 2009. This increase was primarily due to increased crew costs, crew expenses, lubricants, general stores and provisions, which in turn are mainly attributed to increased ownership days from 1,183 in the second quarter of 2009 to 1,359 in the second quarter of 2010, and to the initial costs related to delivery of newbuild Panayiota K during the second quarter of 2010. Consequently, daily vessel operating expenses increased by 11% to $4,362 for the second quarter 2010, compared to $3,914 for the second quarter of 2009.

Early redelivery income (net): During the second quarter of 2010, we recorded $1.8 million of early redelivery income, versus $42.4 million, for the same period in 2009. Early redelivery income recorded in the second quarter of 2010 was related to the early termination agreements for the period time charters of our vessels Pedhoulas Merchant and Pedhoulas Leader.

Pedhoulas Merchant was redelivered on April 13, 2010, instead of the contracted earliest redelivery date of November 5, 2010. In connection with this early redelivery, we recognized early redelivery income of $3.6 million, comprising cash compensation paid by the relevant charterer of $4.8 million less accrued revenue of $1.2 million.

Pedhoulas Leader is expected to be redelivered on about November 15, 2010 instead of the contracted earliest redelivery date of September 30, 2011. In connection with this early redelivery, we paid to the relevant charterer cash compensation of $1.8 million, calculated based on the expected redelivery date.

Interest expense: Interest expense decreased to $1.6 million in the second quarter of 2010 from $3.1 million for the same period in 2009, attributable to the declining USD LIBOR levels as reflected in the decrease of weighted average interest rate from 2.541% in the second quarter of 2009, to 1.333% in the second quarter of 2010, and to the lower average loans outstanding. The weighted average of loans outstanding during the second quarter of 2009 was $490.1 million, compared to $465.1 million during the second quarter of 2010.

Loss on asset cancellations: During the second quarter of 2010, the Company did not enter into asset cancellations, whereas a loss totaling $20.7 million on cancellation of newbuilds was incurred during the same period in 2009.

Gain/(Loss) on derivatives: Loss on derivatives amounted to $4.9 million in the second quarter of 2010, compared to $5.1 million gain on derivatives, for the same period in 2009, as a result of the mark-to-market valuation of certain interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedged the interest rate exposure of 97.4% of the Company’s aggregate loans outstanding as of June 30, 2010. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Cash, time deposits & restricted cash: As of June 30, 2010, we had $92.9 million in cash, short-term time deposits and short-term restricted cash, $4.9 million in long-term restricted cash and $50.0 million in a long-term floating rate note. Additionally, we have $64.0 million in undrawn loan commitments, comprising a $40.0 million loan commitment to be secured by our vessel Kanaris and a $24.0 million loan commitment to be secured by our vessel Panayiota K.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED JUNE 30, 2009 AND 2010

	Three-Months Period Ended		Six-Months Period Ended
(In thousands of U.S. Dollars, except for share and per share data)	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010
REVENUES:
Revenues	45,214	41,394	93,174	76,191
Commissions	(943)	(767)	(2,042)	(1,290)
Net revenues	44,271	40,627	91,132	74,901

EXPENSES:
Voyage expenses	(151)	(257)	(219)	(292)
Vessel operating expenses	(4,616)	(5,928)	(9,378)	(10,913)
Depreciation	(3,364)	(5,141)	(6,543)	(9,009)
General and administrative expenses	(1,881)	(1,542)	(3,728)	(3,063)
Early redelivery income (net)	42,378	1,835	72,064	325
Loss on asset cancellations	(20,699)	-	(20,699)	-
Gain on sale of asset	-	-	-	15,199
Operating income	55,938	29,594	122,629	67,148

OTHER (EXPENSE) / INCOME:
Interest expense	(3,148)	(1,558)	(6,878)	(3,017)
Other finance costs	(71)	(43)	(248)	(133)
Interest income	384	1,301	841	1,772
Gain/(Loss) on derivatives	5,058	(4,876)	2,831	(9,118)
Foreign currency (loss)/ gain	(28)	28	960	10
Amortization and write-off of deferred finance charges	(21)	(50)	(48)	(156)

Net income	58,112	24,396	120,087	56,506
Earnings per share	1.07	0.37	2.20	0.93
Weighted average number of shares	54,510,002	65,870,573	54,508,235	60,681,831

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2009 AND JUNE 30, 2010

(In thousands of U.S. Dollars)	December 31, 2009	June 30, 2010
ASSETS

Cash, time deposits & restricted cash	82,714	92,920
Asset held for sale	16,969	—
Other current assets	5,965	3,876
Total fixed assets	467,513	589,187
Long-term investment	50,000	50,000
Restricted cash: non-current	4,763	4,913
Other non-current assets	800	793
Total assets	628,724	741,689

LIABILITIES AND EQUITY

Current portion of long-term debt	15,742	21,667
Liability directly associated with asset held for sale	34,500	—
Other current liabilities	15,309	18,840
Long-term debt, net of current portion	420,994	442,267
Other non-current liabilities	44,960	48,225
Shareholders’ equity	97,219	210,690
Total liabilities and equity	628,724	741,689

Fleet Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010

FLEET DATA
Number of vessels at period’s end	13.00	15.00	13.00	15.00
Average age of fleet (in years)	3.56	3.55	3.56	3.55
Ownership days (1)	1,183	1,359	2,311	2,537
Available days (2)	1,175	1,359	2,303	2,523
Operating days (3)	1,175	1,348	2,303	2,498
Fleet utilization (4)	99.3%	99.2%	99.6%	98.5%
Average number of vessels in the period (5)	13.00	14.93	12.77	14.02

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$37,555	$29,706	$39,479	$29,572
Daily vessel operating expenses (7)	$3,914	$4,362	$4,064	$4,302

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of U.S. Dollars)	2009	2010	2009	2010

Net Income	58,112	24,396	120,087	56,506
Plus Net Interest Expense	2,764	257	6,037	1,245
Plus Depreciation	3,364	5,141	6,543	9,009
Plus Amortization	21	50	48	156
EBITDA	64,261	29,844	132,715	66,916

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fleet Employment Profile as of July 26, 2010

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	18,000 17,750	Jun 2009 – Aug 2010 Sep 2010 – Apr 2011
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	15,500 20,000	Jun 2009 – Jan 2011 Mar 2011 – Mar 2014
Maritsa	76,000	2005	28,000 (c)	Mar 2010 – Mar 2015
Pedhoulas Merchant	82,300	2006	27,250	Apr 2010 – Apr 2011
Pedhoulas Trader	82,300	2006	41,500 (d)	Aug 2008 – Jul 2013
Pedhoulas Leader	82,300	2007	18,500	Jul 2009 – Nov 2010
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	41,500 (e)	Dec 2008 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	41,640 (f)	Nov 2008 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	20,500	Nov 2009 – Nov 2010
Panayiota K	92,000	2010	22,750	Apr 2010 – Apr 2011
Kanaris	177,000	2010	37,000 25,928	Apr 2010 – Aug 2010 Aug 2011 – Apr 2031

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Five-year variable rate contract, first and second year at $32,000, third year at $28,000, and fourth and fifth years at $24,000.

(d)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, and fourth and fifth years at $20,000.

(e)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(f)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the third from Apr. 2010 to Mar. 2015 at $34,160.

The contracted charter coverage, including newbuilds, based on Company’s best estimate as of July 26, 2010, is:

2010 (remaining) ………………..88%

2011

…………………………….61%

2012

…………………………….53%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 15 drybulk vessels, all built post-2003, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See "EBITDA    Reconciliation".